SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated June 25, 2004

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicateby check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

BARAN GROUP LTD.

Baran Group Ltd. (hereunder, “Baran”) announced that on June 25, 2004 Baran’s board of directors resolved to concentrate the trading of its securities on the Tel-Aviv Stock Exchange (hereunder, “TASE”) and to voluntarily delist its shares from listing in the NASDAQ National Market (hereunder, “NASDAQ”). In addition to delisting Baran’s shares from NASDAQ, Baran currently intends, under applicable SEC rules, to thereby cease filing annual and other reports with the SEC once the delisting is effective by filing a Form 15. As part of the delisting process, the board further resolved to file a post-effective amendment to Baran’s registration statement on Form S-8, which was filed with the SEC late last year in connection with Baran’s employee option incentive program for United States employees, in order to deregister the unsold shares registered by that registration statement.

The deregistration process shall commence no later than July 10th, 2004. The board resolved to authorize Baran’s management to set the filing of Form 15 timing and to take all measures and acts required for the implementation of the deregistration process.

Baran’s plan to deregister its ordinary shares was made after careful consideration of the advantages and disadvantages of continuing its share registration in the United States and the rising costs and demands on management time arising in connection with SEC and NASDAQ compliance requirements. After considering the limited number of Baran’s US holders of record and the low trade volume of Baran’s shares on NASDAQ, as well as the growing internationalization of stock markets. And in light of the related high costs and continuous increase in the onerous duties set upon Baran and its officers, resulting of being a NASDAQ traded entity, the board resolved that the listing is no longer justified. Baran is eligible to deregister because it has fewer than 300 shareholders of record world-wide. Baran’s shares shall continue to trade in the TASE and Baran shall continue to make public reports in accordance with the Israeli Securities and Exchange Committee rules and regulations.

The board believes that currently, burdens associated with being a “reporting company” under the 1934 Act, including those arising under the provisions of the Sarbanes-Oxley Act of 2002 outweigh the advantages of being a dual-traded company. The board farther believes that since the registration of Baran’s shares for trade in the NASDAQ, Baran’s chances to raise funds through the NASDAQ in the near future have reduced and at present this possibility seems improbable. It is the board’s opinion that the deregistration resolution is for the benefit of Baran and all its shareholders, including its US holders of record, who will be able to continue their trade in Baran’s shares through the TASE, where Baran enjoys a substantially higher trade volume.

Whether at some later point Baran will re-establish itself as dual-traded is an open question and will be taken up at an appropriate time. For the foreseeable future, the board believes that the best course is to deregister Baran shares from trade in the NASDAQ and to remain listed in the TASE.

Disclaimer Statement

This document contains forward looking statements that are subject to risk factors associated with Baran Group Ltd. businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, industry competition, economic and financial market conditions, exchange rates, interest, political risks, project delay approvals and cost estimates.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Sasson Shilo —————————————— Sasson Shilo Chief Financial Officer

Date: June 25, 2004